UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 23, 2017

Lima, February 23, 2017

Pursuant to the provisions of Article 28 of the Single Consolidated Text of the Securities Market Law and Resolution SMV 005-2014.SMV / 01, we hereby inform you, as a Significant Fact, of the following:

We refer to what was reported in our Significant Facts dated January 26, 2017 and February 8, 2017, through which we announced that the date of entry into force of the spin-off, registration and exchange is March 1, 2017 for common stock, investment, as well as for the American Depositary Receipts (ADRs) of the Company.

In this regard, we must mention that, as announced by the depositary bank (JP Morgan), due to the conversion process corresponding to the ADRs for operating processes in CAVALI, Lima Stock Exchange (BVL), the Depositary Trust Company and the New York Stock Exchange (NYSE), the effective day of the CPAC ADRs, will be March 3, 2017, as may be verified from the communication issued today by the New York Stock Exchange NYSE, a copy of which is attached.

We also note that the code change (ISIN / CUSIP) of the ADRs, which will occur as a result of the exchange, will be made on March 3 according to the attached NYSE communication. The new CUSIP and ISIN Numbers are below:

ISSUER:   CEMENTOS PACASMAYO S A A

CUSIP NUMBER:	15126Q 208
ISIN NUMBER:	US15126Q2084

CEMENTOS PACASMAYO S.A.A.

Carlos Molinelli Mateo
Market Representative

ICE | NYSE Group Info Notices

February 23, 2017

Notice Type
Mandatory Exchange

SUBJECT TO THE EFFECTIVENESS OF THE SPIN-OFF OF FOSSAL S.A.A. IN LOCAL MARKET (PERU), THE MANDATORY EXCHANGE IS ANTICIPATED TO BECOME EFFECTIVE AFTER THE CLOSE ON MARCH 2, 2017

Issuers Involved
Cementos Pacasmayo S.A.A.

Mandatory Exchange

Company Name Cementos Pacasmayo S.A.A.
Issue Name American Depositary Shares (Each representing five Common Shares)
Issue Ticker Symbol CPAC
Listing Market NYSE
Issue CUSIP 15126Q109
Post 6
Panel Q

Terms Summary
Each Cementos Pacasmayo S.A.A. American Depositary Shares (Each
representing five Common Shares) will be converted into the right to receive:
0.7975525 of a share of Cementos Pacasmayo S.A.A. (New) American
Depositary Shares (Each representing five Common Shares)
-- AND --
0.2024475 of a share of Fossal S.A.A. American Depositary Shares
(Each representing ten Common Shares)
Cash in lieu of fractional shares.

Closing of the
Registered / Transfer
Book February 28, 2017
Exchange Of Shares Required

Suspend (Old)

Company Name Cementos Pacasmayo S.A.A.
Issue Name American Depositary Shares (Each representing five Common Shares)
Issue Ticker Symbol CPAC
Listing Market NYSE
Issue CUSIP 15126Q109
Post 6

Panel Q
Subject To Subject to effectiveness of Spin-off
Suspension Date March 3, 2017 (Before the Opening)
Trading Schedule Trading to be suspended on March 3, 2017 (Before the Opening)

Admit (New)

Company Name Cementos Pacasmayo S.A.A.
Issue Name American Depositary Shares (Each representing five Common Shares)
Issue Ticker Symbol CPAC
Listing Market NYSE
Issue CUSIP 15126Q208
Subject To Subject to effectiveness of Spin-off
Trading Schedule To be admitted to the list and to trading on March 3, 2017

Meeting Of
Shareholders September 26, 2016

Transfer / Depositary
Agent J.P. Morgan

NOTE: Fossal S.A.A. American Depositary Shares (Each representing ten Common
Shares) (CUSIP: 34988L 108) (Symbol: TBA) will be a Level 1 ADR program to be traded on the over-the-counter (OTC) market via the Pink Sheets electronic market.

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